UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Sun River Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

86686U 10 3

(CUSIP Number)

FTP Oil & Gas LP

c/o Donal R. Schmidt, Jr.

5950 Berkshire Lane, Suite 1650

Dallas, Texas 75225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 8
CUSIP No. 86686 U 10 3

1.	Names of reporting persons FTP Oil & Gas LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7. Sole voting power 0
8. Shared voting power 2,004,667[1]
9. Sole dispositive power 0
10. Shared dispositive power 2,004,667[1]

11.	Aggregate amount beneficially owned by each reporting person 2,004,667[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.27%[2]
14.	Type of reporting person (see instructions) PN

[1]	Includes 666,667 shares of common stock issuable upon conversion of a convertible promissory note in the principal amount of $1,000,000 dated August 3, 2010.
[2]

Calculated on the basis of 24,252,486 shares of common stock, consisting of 23,585,819 shares of common stock outstanding as of August 10, 2010 and 666,667 shares of common stock issuable upon conversion of a convertible promissory note in the principal amount of $1,000,000 dated August 3, 2010.

Schedule 13D	Page 3 of 8
CUSIP No. 86686 U 10 3

1.	Names of reporting persons Donal R. Schmidt, Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization US

Number of shares beneficially owned by each reporting person with	7. Sole voting power 125,000
8. Shared voting power 2,004,667[3]
9. Sole dispositive power 125,000
10. Shared dispositive power 2,004,667[3]

11.	Aggregate amount beneficially owned by each reporting person 2,129,667[3]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.78%[4]
14.	Type of reporting person (see instructions) IN

[3]

Includes 1,338,000 shares and 666,667 shares issuable upon conversion of a convertible promissory note in the principal amount of $1,000,000 dated August 3, 2010, owned by FTP Oil and Gas LP of which Mr. Schmidt is the owner of 50% of the membership interest and the managing member of its general partner and the owner of 49.5% of the limited partnership interest.

[4]

Calculated on the basis of 24,252,486 shares of common stock, consisting of 23,585,819 shares of common stock outstanding as of August 10, 2010 and 666,667 shares of common stock issuable upon conversion of a convertible promissory note in the principal amount of $1,000,000 dated August 3, 2010.

Schedule 13D	Page 4 of 8
CUSIP No. 86686 U 10 3

1.	Names of reporting persons Thimothy S. Wafford
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization US

Number of shares beneficially owned by each reporting person with	7. Sole voting power 125,000
8. Shared voting power 2,156,678[5]
9. Sole dispositive power 125,000
10. Shared dispositive power 2,156,678[5]

11.	Aggregate amount beneficially owned by each reporting person 2,281,678[5]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.41%[6]
14.	Type of reporting person (see instructions) IN

[5]

Includes (a) (i) 1,338,000 shares and (ii) 666,667 shares issuable upon conversion of a convertible promissory note in the principal amount of $1,000,000 dated August 3, 2010, owned by FTP Oil and Gas LP of which Mr. Wafford is the owner of 50% of the membership interest of its general partner and the owner of 49.5% of the limited partnership interest; and (b) 152,011 shares, which represents Mr. Wafford’s proportionate share of the common stock owned by a limited liability company of which Mr. Wafford is a member.

[6]

Calculated on the basis of 24,252,486 shares of common stock, consisting of 23,585,819 shares of common stock outstanding as of August 10, 2010 and 666,667 shares of common stock issuable upon conversion of a convertible promissory note in the principal amount of $1,000,000 dated August 3, 2010.

Schedule 13D	Page 5 of 8
CUSIP No. 86686 U 10 3

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of Sun River Energy, Inc., a Colorado corporation (the “Issuer”), whose principal executive offices are located at 5950 Berkshire Lane, Suite 1650, Dallas, Texas 75225.

ITEM 2.	Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Occupation
FTP Oil & Gas LP	5950 Berkshire Lane Suite 1650 Dallas, Texas 75225	Texas	Oil and Gas Business

Donal R. Schmidt, Jr.	5950 Berkshire Lane Suite 1650 Dallas, Texas 75225	US	Chief Executive Officer and President of Issuer

Thimothy S. Wafford	5950 Berkshire Lane Suite 1650 Dallas, Texas 75225	US	Chief Operating Officer of Issuer

(d) – (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are reporting the beneficial ownership of an aggregate of 2,254,667 shares, which consists of (a) 1,338,000 shares; (b) 666,667 shares issuable upon conversion of the FTP Oil Note (as hereinafter defined); and (c) 125,000 shares owned be each of Messrs. Schmidt and Wafford, all of which were acquired in connection with the acquisitions described below.

In addition, Mr. Wafford is reporting the beneficial ownership of 152,011 shares, which represent his proportionate share of the common stock owned by a limited liability company of which he is a member.

ITEM 4.	Purpose of Transaction.

On August 3, 2010, the Issuer acquired all of the outstanding capital stock of PC Operating Texas, Inc., a Texas corporation (“PC Operating”), pursuant to the terms of a Share Purchase Agreement among the Issuer, Donal R. Schmidt, Jr. and Thimothy S. Wafford. In connection with the acquisition of PC Operating, the Issuer issued 125,000 shares of its common stock to each of Messrs. Schmidt and Wafford.

On August 3, 2010, the Issuer also acquired leasehold and well bore interests from FTP Oil & Gas LP (“FTP”), pursuant to the terms of a Purchase and Sale Agreement between the Issuer and FTP. In connection with the acquisition, the Issuer has issued an aggregate of 1,338,000 shares of its Common Stock and a convertible note in the principal amount of $1,000,000.00 to FTP. The convertible note (the “FTP Oil Note”) has a term of one year, bears interest at the rate of 8.0% per annum, and is convertible into shares of the Issuer’s Common Stock at a conversion rate of $1.50 per share. The principal amount of the note plus accrued interest is due on the maturity date.

Schedule 13D	Page 6 of 8
CUSIP No. 86686 U 10 3

In connection with the Issuer’s acquisition of PC Operating and the leasehold and well bore interests from FTP, the Issuer’s principal place of business and its corporate headquarters were relocated to 5950 Berkshire Lane, Suite 1650, Dallas, Texas 75225 and its business telephone is changed to 214-739-9191.

In addition, in connection with the acquisitions described above and following the resignation of the officers appointed to fill such roles at the time of the acquisitions, Mr. Schmidt and Mr. Wafford were appointed Chief Executive Officer and Chief Operating Officer of the Issuer, respectively. Lastly, Mr. Robert B. Fields was appointed to the Issuer’s Board of Directors.

Except as set forth above, no Reporting Person has present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, the Reporting Persons beneficially ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting		Dispositive
		Sole	Shared	Sole	Shared
FTP Oil & Gas LP	8.27%	0	2,004,667	0	2,004,667
Donal R. Schmidt, Jr.	8.78%	125,000	2,004,667	125,000	2,004,667
Thimothy S. Wafford	9.41%	125,000	2,156,678	125,000	2,156,678

(c) On August 3, 2010, in connection with the Issuer’s acquisition of PC Operating and the leasehold and well bore interests from FTP described above, the Reporting Persons acquired beneficial ownership of an aggregate of 2,254,667 shares of the Issuer’s common stock.

On July 27, 2010, Mr. Wafford purchased a membership interest in a limited liability company, which owns shares of the Issuer’s common stock in a private transaction between the limited liability company and Mr. Wafford.

Except as set forth herein, none of the Reporting Persons effected any other transactions in any class of equity securities of the Issuer in the sixty (60) days prior to the filing of this statement.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Materials to be Filed as Exhibits.

1. Joint Filing Agreement dated August 12, 2010 by and among FTP Oil & Gas LP, Mr. Donal R. Schmidt, Jr. and Mr. Thimothy Wafford.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2010

FTP OIL & GAS LP

By:	FTP Oil and Gas I LLC

	By:	/s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Jr., Managing Member

/s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Jr.

/s/ Thimothy S. Wafford
Thimothy S. Wafford

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 12, 2010 (including amendments thereto) with respect to the Common Stock of Sun River Energy, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 12, 2010	FTP OIL & GAS LP

	By:	FTP Oil and Gas I LLC

		By:	/s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Jr., Managing Member

/s/ Donal R. Schmidt, Jr.
Donal R. Schmidt, Jr.

/s/ Thimothy S. Wafford
Thimothy S. Wafford